August 9, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN. Ms.  Deborah O’Neal-Johnson

  Document Control – EDGAR

RE:	Columbia Funds Series Trust II (the Registrant)

Columbia Select Large-Cap Value Fund

Columbia Select Smaller-Cap Value Fund

Post-Effective Amendment No. 91

File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

The Registrant is filing Post-Effective Amendment No. 91 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectuses and Statement of Additional Information (SAI) to reflect changes to the principal investment strategies, in particular, the 80% investment policy (as approved by the funds’ Board), for the above-referenced funds. The Registrant respectfully requests accelerated review of this Amendment to its Registration Statement to accommodate effectiveness of the prospectuses and SAI on October 1, 2013.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Anna Butskaya at 612-671-4993.

Sincerely,

/s/ Christopher O. Petersen
Christopher O. Petersen Vice President and Secretary Columbia Funds Series Trust II